Contact

www.linkedin.com/in/parinaz-
motamedy-39610689 (LinkedIn)

Top Skills

Hedge Funds
Microsoft Excel
Venture Capital

Languages

French (Full Professional)
Spanish (Full Professional)
English (Native or Bilingual)
Farsi (Native or Bilingual)
Italian (Elementary)

Parinaz Motamedy

Partner at Safar Partners
United States

Experience

Safar Partners
Partner
February 2019 - Present (7 years 1 month)
Greater Boston Area

AccorHotels
2 years 2 months

Investment Associate
September 2017 - February 2019 (1 year 6 months)
Paris Area, France

Asset Management Analyst
January 2017 - August 2017 (8 months)
Paris Area, France

The Blackstone Group
Analyst
June 2015 - July 2016 (1 year 2 months)
New York, NY

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Education

MIT Sloan School of Management
Master of Business Administration - MBA · (August 2022 - May 2024)

Harvard University
A.B., Philosophy · (2011 - 2015)